Exhibit 99.1

Teva Reports Full Year and Fourth Quarter 2010 Results

-- Record 2010 Sales Total $16.1 Billion, with Non-GAAP EPS of $4.54 --

-- Fourth Quarter Sales Total $4.4 Billion, with Non-GAAP EPS of $1.25 --

JERUSALEM--(BUSINESS WIRE)--February 7, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter and year ended December 31, 2010.

Full Year Highlights:

  Record annual net sales of $16.1 billion, up 16%, compared to 2009.
  Annual non-GAAP net income and non-GAAP EPS of $4.1 billion and $4.54, up 36% and 35%, respectively, compared to 2009. Annual GAAP net income and EPS totaled $3.3 billion and $3.67, up 67% and 65%, respectively, compared with $2.0 billion and $2.23 in 2009.
  Annual non-GAAP operating income of $4.9 billion, up 28% compared to 2009. Annual GAAP operating income totaled $3.9 billion, compared with $2.4 billion in 2009.
  Record global in-market sales of Copaxone® of $3.3 billion in the year ended 2010, up 17% compared to 2009.
  Record annual cash flow from operations of $4.1 billion, up from $3.4 billion in 2009.

Fourth Quarter Highlights:

  Record quarterly net sales of $4.4 billion, up 16%, compared to the fourth quarter of 2009.
  Quarterly non-GAAP net income and non-GAAP EPS of $1.1 billion and $1.25, up 35% and 33%, respectively, compared with the fourth quarter of 2009. Quarterly GAAP net income and EPS totaled $771 million and $0.85, respectively, more than double the $379 million and $0.42 per share in the fourth quarter of 2009.
  Quarterly non-GAAP operating income of $1.3 billion, up 23% compared with the fourth quarter of 2009. Quarterly GAAP operating income totaled $774 million, compared with $412 million in the fourth quarter of 2009.
  Record global in-market sales of Copaxone® of $938 million in the fourth quarter, up 26% compared to the fourth quarter of 2009. Copaxone® continues to be the leading MS therapy in the U.S. and globally.

“2010 was a great year for Teva, a year in which we delivered record-breaking results across all our geographies while strengthening and expanding our global leadership,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer. “During 2010 Teva became the generics leader in Europe and increased our presence in key emerging markets. This was also an exciting year for our branded business, where we made excellent progress in developing a robust and promising pipeline of branded products.”

Mr. Yanai continued, “During 2010 we built a larger, stronger—and even more agile—organization. Teva’s 2010 results provide us with an exceptionally strong foundation to deliver continuous profitable growth in 2011, and position us right on track to achieve our long-term strategic goals."

Exchange rate differences negatively impacted sales by approximately $140 million in the fourth quarter of 2010, while reducing operating income by approximately $51 million. The impact on sales resulted from the strengthening of the U.S. dollar relative to primarily European currencies, which was partially offset by the decline in the value of the U.S. dollar relative to other currencies.

For the full year 2010, exchange rate differences negatively impacted sales by $216 million, while reducing operating income by approximately $50 million compared to 2009.

Non-GAAP Information. Non-GAAP net income and non-GAAP EPS for the fourth quarter of 2010 are adjusted to exclude the following items:

  Acquisition, restructuring and other expenses of $229 million;
  Amortization of purchased intangible assets of $123 million;
  Impairment of assets of $94 million;
  Inventory step-up of $53 million;
  Legal settlements of $9 million;
  Purchase of R&D in process of $9 million;
  Gain from the sale of auction rate securities of $7 million; and
  Related tax benefits of $140 million.

Non-GAAP net income and non-GAAP EPS for the full year 2010 are adjusted to exclude the following items:

  Amortization of purchased intangible assets of $527 million;
  Acquisition, restructuring and other expenses of $284 million;
  Impairment of assets of $124 million;
  Inventory step-up of $107 million;
  Financial expenses of $102 million related to hedging activities in connection with the ratiopharm acquisition;
  Purchase of R&D in process of $18 million;
  Legal settlements of $2 million;
  Gain from the sale of marketable and auction rate securities of $31 million; and
  Related tax benefits of $330 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the fourth quarter of 2009, non-GAAP net income and non-GAAP EPS excluded legal settlements, amortization of purchased intangible assets, impairment of assets, acquisition, restructuring and other expenses, purchase of R&D in process, impairment of financial assets, inventory step-up, partially offset by gain on the sale of auction rate securities, and related tax effects. For the full year 2009, similar items were excluded from non-GAAP net income and non-GAAP EPS. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Sales in North America for the fourth quarter reached $2,488 million, accounting for 56% of total sales and representing an increase of 7% compared with the fourth quarter of last year. Generic sales in the U.S. were $1,290 million in the quarter, down 5% compared to the fourth quarter of 2009. Key contributors to the quarter's sales included continued strong sales of generic versions of Effexor XR® (venlafaxine) and Pulmicort Respules® (budesonide) as well as continued strong sales of Copaxone®.

For the full year, sales in North America reached $9,988 million, up 16% compared to 2009. For the full year, sales benefited from strong generic sales, as well as increased sales of Copaxone®. Generic sales in the U.S. were $5,813 million in 2010, up 16% compared to 2009.

As of February 5, 2011, Teva had 206 product applications awaiting final FDA approval, including 44 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $121 billion. Of these applications, 134 were "Paragraph IV" applications challenging patents of branded products. Teva believes it is the first to file on 80 of the applications, relating to products with annual U.S. branded sales exceeding $55 billion.

Sales in Europe in the fourth quarter of 2010 totaled $1,323 million, accounting for 30% of total sales and representing an increase of 43% compared with the fourth quarter of last year. Sales benefited primarily from the consolidation of ratiopharm results. In local currency terms, sales in Europe grew 54% compared with the fourth quarter of 2009. The increase in sales was mostly attributable to growth in generic sales in Germany, Spain, the U.K. and Italy as well as increased sales of Copaxone®.

For the full year, sales in Europe increased 21% compared to 2009, reaching $3,947 million, due mainly to the consolidation of ratiopharm's results, which commenced in August 2010. In local currency terms, sales in Europe grew approximately 26% compared to 2009. This increase in sales resulted from strong generics sales throughout the region (mainly in Germany, Spain, Italy, Poland and France), as well as increased sales of Copaxone®.

In 2010, Teva received 1,846 generic approvals in Europe relating to 196 compounds in 400 formulations, including eight European Commission approvals valid in all EU member states. As of December 31, 2010, Teva had 3,568 marketing authorization applications pending approval in 30 European countries, relating to 290 compounds in 586 formulations, including nine applications pending with the EMA.

International market sales in the fourth quarter of 2010 totaled $607 million, accounting for 14% of total sales and representing an increase of 10% compared to the fourth quarter of 2009. In local currency terms, international market sales grew 19% compared with the fourth quarter of 2009. The increase in sales was driven primarily by increased sales in Russia and Israel.

For the full year, international market sales totaled $2,186 million, up 7% compared with 2009. In local currency terms, international market sales grew approximately 11% compared to 2009. For the full year, sales benefited from strong sales in all major areas, including Latin America Israel and Russia. In January 2011, we acquired Peruvian-based Corporación Infarmasa.

Copaxone® continued to be the leading MS therapy in the U.S. and globally. Global in-market sales reached $938 million in the fourth quarter of 2010, an increase of 26% over the fourth quarter of 2009. In the U.S., quarterly in-market sales increased 29% to $655 million compared to the fourth quarter of 2009. In-market sales outside the U.S. totaled $283 million, up 19% compared to the fourth quarter of 2009. In local currency terms, in-market sales of Copaxone® outside the U.S. in the fourth quarter grew 25% compared to the fourth quarter of 2009.

For the full year 2010, global in-market sales of Copaxone® increased 17% to $3,316 million, with U.S. in-market sales increasing 19%, to $2,287 million, and non-U.S. sales increasing 13% to $1,029 million. In local currency terms, in-market sales of Copaxone® outside the U.S. grew 14%.

Global in-market sales of Azilect® reached $89 million in the quarter, a 27% increase over the comparable period in 2009. Annual sales grew 31% compared to 2009, reaching $318 million. In local currency terms, global in-market sales of Azilect® grew 32% and 34% in the fourth quarter and full year, respectively. Growth in the U.S. as well as in major European markets contributed to the increase in Azilect® sales in the fourth quarter of 2010 and throughout the year.

Teva's global respiratory product sales totaled $254 million in the quarter, a 10% decrease compared to the fourth quarter of 2009. A decline in sales of ProAir™ resulting from a moderate flu season as compared to 2009 and increased competition in the SABA (short acting beta agonist) market was partially offset by an increase in sales of Qvar®. Teva's respiratory product sales in the U.S. totaled $163 million in the fourth quarter. As of December 31, 2010, Teva maintained its leadership position with a 48% market share in the SABA market in the U.S., while Qvar® solidified its number two position in the inhaled corticosteroid category (ICS) market with a 21% market share.

Annual respiratory sales reached $875 million in 2010, a decline of 3% from 2009 sales of $898 million. Teva's respiratory product sales in the U.S. totaled $556 million for the full year 2010.

Teva's women's health business sales reached $96 million in the quarter, up 25% compared to $77 million in the fourth quarter in 2009, benefiting from strong sales of Seasonique® and Plan B One-Step™. Annual sales of women's health products reached $374 million in 2010, compared to $357 million in 2009.

API sales to third parties totaled $181 million in the fourth quarter, up $45 million compared to the fourth quarter of 2009. Annual sales of API to third parties totaled $641 million, compared to $565 million in 2009.

Non-GAAP gross profit margin reached 59.6% in the fourth quarter of 2010, compared to 58.6% in the fourth quarter of 2009. Non-GAAP gross profit margins continued to benefit from the contribution to sales of both recently launched generic products in the U.S. and innovative and branded products (including Copaxone®, Azilect®, Qvar® and women's health products). GAAP gross profit margin reached 55.8% in the fourth quarter of 2010, compared to 55.2% in the fourth quarter of 2009. The improvement in GAAP gross profit margin was due to the factors listed above, partially offset by higher inventory step-up charges recorded in the current quarter.

Net Research & Development (R&D) expenditures in the fourth quarter totaled $270 million, or 6.1% of sales, compared to $219 million in the fourth quarter of 2009, an increase of 23%. Gross R&D in the fourth quarter of 2010, before reimbursement from third parties for certain R&D expenses, totaled $299 million, or 6.8% of sales. For the full year 2010, net R&D expenditures totaled $933 million, or 5.8% of sales, while gross R&D totaled $998 million or 6.2% of sales.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $816 million, or 18.5% of sales, for the fourth quarter, compared to $742 million, or 19.5% of sales, in the fourth quarter of 2009. The decrease in selling and marketing expenses as percentage of sales is attributable primarily to the termination of payments to sanofi-aventis in connection with Copaxone®'s North American sales, partially offset by higher royalty payments in connection with recently launched generic products sold in the U.S. and higher selling and marketing expenses associated with the ratiopharm business.

General and Administrative (G&A) expenditures totaled $258 million, or 5.8% of sales, for the fourth quarter, compared with $218 million, or 5.7% of sales, in the fourth quarter of 2009.

The non-GAAP tax expense provided for in the fourth quarter was $87 million out of pre-tax non-GAAP income of $1,237 million. The annual tax rate for pre-tax non-GAAP income for 2010 was 13%, compared to 16% for 2009. The reduction in the effective tax rate in 2010, compared to 2009, was due to a change in the product mix and increased sales of vertically integrated products in 2010 compared to 2009. Similar to 2009, on a GAAP basis, the annual tax rate for 2010 was 8%, largely as a result of significant ratiopharm related expenses.

Cash flow generated from operating activities during the fourth quarter of 2010 was $1,102 million, compared to $957 million in the fourth quarter of 2009. Free cash flow – excluding gross capital expenditures of $234 million and dividends of $172 million, partially offset by sales of assets of $26 million – reached $722 million. Cash and marketable securities as of December 31, 2010, were $1.5 billion.

During the quarter share repurchases totaled approximately 1.9 million shares for an aggregate purchase price of $99 million.

Total equity on December 31, 2010 amounted to $22.0 billion, an increase of $2.7 billion compared to $19.3 billion as of December 31, 2009. The increase in total equity is attributable primarily to GAAP net income of $3.3 billion, partially offset by dividends paid.

For the fourth quarter of 2010, the weighted average share count for the fully diluted earnings per share calculation was 921 million shares on both a GAAP and non-GAAP basis. At December 31, 2010, the share count for calculating Teva's market capitalization was approximately 898 million shares. Teva's share count for the fully diluted share calculation for 2011 is estimated to be between 900 and 910 million shares.

Dividend

The Board of Directors, at its meeting on February 7, 2011, declared a cash dividend for the fourth quarter of 2010 of NIS 0.80 (approximately 21.8 cents according to the rate of exchange on February 7, 2011) per share, up 14% from NIS 0.70 in the previous quarter.

The record date will be February 14, 2011, and the payment date will be February 28, 2011. There will be no tax withheld on this quarter's dividend.

Conference Call

Teva will host a conference call to discuss the Company's fourth quarter 2010 results, on Tuesday, February 8, 2011 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. A replay of the call will also be available until February 15, 2011, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID# is 364762.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in over 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Gemzar®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission.

Consolidated Statements of Income
(U.S. Dollars in millions, except share and per share data)

		Three months ended December 31,		Twelve months ended December 31,
		2010	2009	2010	2009
		Unaudited	Unaudited	Audited	Audited
Net sales		4,418	3,802	16,121	13,899
Cost of sales (a)		1,954	1,703	7,056	6,532
Gross profit		2,464	2,099	9,065	7,367
Research and development expenses - net		270	219	933	802
Selling and marketing expenses (b)		821	752	2,968	2,676
General and administrative expenses		258	218	865	823
Legal settlements, acquisition, restructuring and other expenses and impairment		332	475	410	638
Purchase of research and development in process		9	23	18	23
Operating income		774	412	3,871	2,405
Financial expenses – net (c)		47	26	225	202
Income before income taxes		727	386	3,646	2,203
Provision for income taxes (d)		(53)	(6)	283	166
		780	392	3,363	2,037
Share in losses of associated companies – net		7	12	24	33
Net income		773	380	3,339	2,004
Net income attributable to non-controlling interests		2	1	8	4
Net income attributable to Teva		771	379	3,331	2,000

EARNINGS PER SHARE ATTRIBUTABLE TO TEVA– GAAP:	Basic ($)	0.86	0.43	3.72	2.29
	Diluted ($)	0.85	0.42	3.67	2.23
Weighted average number of shares (in millions):	Basic	899	888	896	872
	Diluted	921	900	921	896

Non-GAAP net income attributable to Teva:*		1,141	847	4,134	3,029

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.27	0.95	4.61	3.47
	Diluted ($)	1.25	0.94	4.54	3.37

Weighted average number of shares (in millions):	Basic	899	888	896	872
	Diluted	921	916	921	912

* See reconciliation attached.
(a) Cost of sales includes $118 million and $124 million of amortization of purchased intangible assets in the three months ended December 31, 2010 and 2009, respectively, and $53 million and $5 million of inventory step-up in the three months ended December 31, 2010 and 2009, respectively.
(b) Selling and Marketing Expenses includes $5 million and $10 million of amortization of purchased intangible assets in the three months ended December 31, 2010 and 2009, respectively.
(c) Financial income includes $7 million and $14 million resulting from gain from sale of auction rate securities in the three months ended December 31, 2010, and $6 million expense from impairment of financial assets in the three months ended December 31, 2009.
(d) Provision for Income Taxes includes $140 million and $161 million of related tax effect of non-GAAP charges in the three months ended December 31, 2010 and 2009, respectively.

Condensed Balance Sheets
(Audited, U.S. Dollars in millions)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	1,248	1,995
Short-term investments	36	253
Accounts receivable	5,476	5,019
Inventories	3,866	3,332
Deferred taxes and other current assets	1,616	1,542
Total current assets	12,242	12,141
Long-term investments and receivables	632	534
Deferred taxes, deferred charges and other assets	838	642
Property, plant and equipment, net	4,357	3,766
Identifiable intangible assets, net	5,751	4,053
Goodwill	15,232	12,674
Total assets	39,052	33,810

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	1,432	659
Convertible senior debentures - short term	1,339	642
Sales reserves and allowances	3,403	2,942
Accounts payable and accruals	2,525	2,349	*
Other current liabilities	1,195	1,010	*
Total current liabilities	9,894	7,602
Long-term liabilities:
Deferred income taxes	2,048	1,741
Other taxes and long term payables	777	727
Employee related obligations	221	170
Senior notes and loans	4,097	3,494
Convertible senior debentures - long term	13	817
Total long-term liabilities	7,156	6,949
Equity:
Teva shareholders' equity	21,947	19,222
Non-controlling interests	55	37
Total equity	22,002	19,259
Total liabilities and equity	39,052	33,810

* Reclassified

Condensed Cash Flow
(U.S. Dollars in millions)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income	773	380	3,339	2,004
Purchase of research and development in process	9	23	18	23
Decrease (increase) in operating assets and liabilities	21	270	(253)	445
Expenses not involving cash flow and others	299	284	1,032	901

Net cash provided by operating activities	1,102	957	4,136	3,373

Net cash used in investing activities	(216)	(263)	(5,455)	(916)

Net cash provided by (used in) financing activities	(573)	(213)	573	(2,265)

Translation adjustment on cash and cash equivalents	-	(84)	(1)	(51)

Net increase (decrease) in cash and cash equivalents	313	397	(747)	141

Balance of cash and cash equivalents at the beginning of period	935	1,598	1,995	1,854

Balance of cash and cash equivalents at the end of period	1,248	1,995	1,248	1,995

Reconciliation between Reported and Non-GAAP Net Income
(U.S. Dollars in millions, except share and per share data)

		Three months ended December 31,		Twelve months ended December 31,
		2010	2009	2010	2009
		Unaudited	Unaudited	Audited	Audited
Reported net income attributable to Teva		771	379	3,331	2,000
Inventory step-up		53	5	107	302
Purchase of research and development in process		9	23	18	23
Amortization of purchased intangible assets - under cost of sales		118	124	497	450
Amortization of purchased intangible assets - under selling and marketing expenses		5	10	30	35
Legal settlements		9	379	2	434
Impairment of assets		94	71	124	110
Acquisition, restructuring and other expenses		229	25	284	94
Financial expenses related to hedging activity of the ratiopharm acquisition - under finance expenses		-	-	102	-
Impairment of financial assets - under finance expenses		-	6	-	6
Gain from sale of marketable and auction rate securities - under finance expenses		(7)	(14)	(31)	(14)
Related tax effect		(140)	(161)	(330)	(411)
Non-GAAP net income attributable to Teva		1,141	847	4,134	3,029

Diluted earnings per share attributable to Teva:	Reported ($)	0.85	0.42	3.67	2.23
	Non-GAAP ($)	1.25	0.94	4.54	3.37

Add back for diluted earnings per share calculation:
Interest expense on convertible senior debentures,	Reported ($)	11	-	44	1
and issuance costs, net of tax benefits	Non-GAAP ($)	11	10	44	43

Diluted weighted average number of shares (in millions):	Reported	921	900	921	896
	Non-GAAP	921	916	921	912

Reconciliation between Reported and Non-GAAP Operating Income
(U.S. Dollars in millions)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
	Unaudited	Unaudited	Audited	Audited
Reported operating income	774	412	3,871	2,405
Inventory step-up	53	5	107	302
Purchase of research and development in process	9	23	18	23
Amortization of purchased intangible assets - under cost of sales	118	124	497	450
Amortization of purchased intangible assets - under selling and marketing	5	10	30	35
Legal settlements	9	379	2	434
Impairment of assets	94	71	124	110
Acquisition, restructuring and other expenses	229	25	284	94
Non-GAAP operating income	1,291	1,049	4,933	3,853

Sales by Geographic Area
(Audited, U.S. Dollars in millions)

	Twelve months ended December 31,		% of Total	% of Total
	2010	2009	2010	2009	% Change

North America	9,988	8,585	62%	62%	16%
Europe*	3,947	3,271	24%	23%	21%
International markets	2,186	2,043	14%	15%	7%
Total	16,121	13,899	100%	100%	16%

* Includes EU member states, Switzerland & Norway.

Sales by Geographic Area
(Unaudited, U.S. Dollars in millions)

	Three months ended December 31,		% of Total	% of Total
	2010	2009	2010	2009	% Change

North America	2,488	2,324	56%	61%	7%
Europe*	1,323	925	30%	24%	43%
International markets	607	553	14%	15%	10%
Total	4,418	3,802	100%	100%	16%

* Includes EU member states, Switzerland & Norway.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin C. Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8974